Exhibit 2

ELBIT VISION SYSTEMS LTD.
Please date, sign and mail or fax your proxy card to: Corporate Secretary, Elbit Vision Systems Ltd.
1 Haofe St., Post Office Box 5030, Kadima, Israel, 60920
Fax No: (09) 866-1700

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.
Please mark your vote as in this example ☒
		FOR	AGAINST	ABSTAIN
1.	TO APPROVE the payment of a certain commission to Mr. Nir Alon, director of the Company, for his services on the Yuravision Trasnaction.	☐	☐	☐

2.	TO APPROVE the revised remuneration terms of Linda Harnevo.	☐	☐	☐

Name: ______________
number of shares: __________________

Signature:_________________
Date:_________

NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer. Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.
3.	TO APPROVE the remuneration terms of Victor Josebachvili.	☐	☐	☐

4.	TO APPROVE the terms of indemnification agreements for the officers and directors of the Company and to authorize the Company to enter into such agreements.	☐	☐	☐

5.	TO APPROVE the appointment of Brightman Almagor & Co., a Member of Deloitte Touche Tohmatsu, as the Company’s independent public accountants for the year ending December 31, 2007 and to authorize the Company’s Audit Committee and Board of Directors to fix the remuneration of the company’s independent public accountants, in accordance with the volume and nature of their services.	☐	☐	☐

ELBIT VISION SYSTEMS LTD.

For the Extraordinary General Meeting of Shareholders To Be Held On March 24, 2008

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Elbit Vision Systems Ltd. (the “Company”) hereby appoints each of Yaron Menashe and David Gal, severally and jointly, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of the shareholders of the Company which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on March 24, 2008, at 11:00 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	SEE REVERSE SIDE